Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN: L85195TG1984PLC004507

Tel       :+91 40 4900 2900

Fax      :+91 40 4900 2999

Email  :mail@drreddys.com

www.drreddys.com

December 30, 2019

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories announces the launch of Sodium Nitroprusside Injection, 50 mg/2 mL (25 mg/mL) Single-dose Vial in the U.S. Market.”

This is for your information.

With regards,

/s/ Vikas Sabharwal
Vikas Sabharwal
Assistant Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills,	AMIT AGARWAL	MITALI SARKAR
Hyderabad - 500034. Telangana, India.	amita@drreddys.com	mitali.sarkar@drreddys.com
	(Ph: +91-40-49002135)	(Ph: +91-40- 49002121)

Dr. Reddy's Laboratories announces the launch of
Sodium Nitroprusside Injection, 50 mg/2 mL (25 mg/mL) Single-dose Vial in the U.S. Market

Hyderabad, India, December 30, 2019	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. December 30, 2019— Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced the launch of Sodium Nitroprusside Injection, 50 mg/2 mL (25 mg/mL) Single-dose Vial, the therapeutic generic equivalent of Nitropress® (sodium nitroprusside) Injection, 50 mg/2mL vial, approved by the U.S. Food and Drug Administration (USFDA).

The Nitropress® brand and generics had U.S. sales of approximately $8 million MAT for the most recent twelve months ending in October 2019 according to IQVIA Health*.

Dr. Reddy’s Sodium Nitroprusside Injection is available in single-dose 50 mg/2 mL (25 mg/mL) vials.

Nitropress® is a trademark of Hospira, Inc.

WARNINGS

Sodium Nitroprusside Injection is not suitable for direct injection. The solution must be further diluted in sterile 5% dextrose injection before infusion.

Sodium Nitroprusside can cause precipitous decreases in blood pressure (see DOSAGE AND ADMINISTRATION). In patients not properly monitored, these decreases can lead to irreversible ischemic injuries or death. Sodium nitroprusside should be used only when available equipment and personnel allow blood pressure to be continuously monitored.

Except when used briefly or at low (< 2 mcg/kg/min) infusion rates, sodium nitroprusside gives rise to important quantities of cyanide ion, which can reach toxic, potentially lethal levels (see WARNINGS). The usual dose rate is 0.5 to10 mcg/kg/min, but infusion at the maximum dose rate should never last more than 10 minutes. If blood pressure has not been adequately controlled after 10 minutes of infusion at the maximum rate, administration of sodium nitroprusside should be terminated immediately.

Although acid-base balance and venous oxygen concentration should be monitored and may indicate cyanide toxicity, these laboratory tests provide imperfect guidance.

Please refer to the Package Insert for the full prescribing information including boxed warning.

*IQIA Retail and Non-Retail MAT October 2019

RDY-1219-272

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About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilar and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

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Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.